                                                        Exhibit 99.1

ITEM 3:  LEGAL PROCEEDINGS

         From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. Certain litigation (Cadmus/Sutherin, Ray Cook Golf and Tungsten contamination) is described in Note 16 of the Consolidated Financial Statements, which information is incorporated herein by reference.

                          TITANIUM METALS CORPORATION

                           ANNUAL REPORT ON FORM 10-K
                            ITEMS 8, 14(a) and 14(d)

                  INDEX OF FINANCIAL STATEMENTS AND SCHEDULES

                                                                                        Page
                                                                                        ----
Financial Statements

  Report of Independent Accountants                                                      F-2

  Consolidated Balance Sheets at December 31, 1995 and 1996                            F-3/F-4

  Consolidated Statements of Operations for the Years ended
     December 31, 1994, 1995 and 1996                                                    F-5

  Consolidated Statements of Stockholders' Equity for the Years ended
     December 31, 1994, 1995 and 1996                                                    F-6

  Consolidated Statements of Cash Flows for the Years ended
     December 31, 1994, 1995 and 1996                                                  F-7/F-8

  Notes to Consolidated Financial Statements                                           F-9/F-30


Financial Statement Schedules

  Report of Independent Accountants                                                      S-1

  Schedule I     --     Condensed financial information of Registrant                  S-2/S-7

  Schedule II    --     Valuation and qualifying accounts                                S-8

  Schedules III and IV are omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Board of Directors of Titanium Metals Corporation:

        We have audited the accompanying consolidated balance sheets of Titanium Metals Corporation as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Titanium Metals Corporation as of December 31, 1995 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

        As discussed in Note 14 to the consolidated financial statements, in 1994 the Company changed its method of accounting for postemployment benefits in accordance with Statement of Financial Accounting Standards No. 112.



                                                 COOPERS & LYBRAND L.L.P.


Denver, Colorado
January 21, 1997

                          TITANIUM METALS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1995 and 1996
                     (In thousands, except per share data)


                                       ASSETS                                   1995         1996
                                                                              --------     --------
Current assets:
    Cash and cash equivalents                                                 $     24     $ 86,526
    Accounts and other receivables, less
      allowance of $3,620 and $4,788                                            27,932      114,100
    Receivable from related parties                                              3,070        1,676
    Inventories                                                                 69,134      155,488
    Prepaid expenses                                                             3,452       12,510
    Deferred income taxes                                                           --          718
                                                                              --------     --------
            Total current assets                                               103,612      371,018
                                                                              --------     --------

Other assets:
    Investment in joint ventures                                                13,853          270
    Goodwill                                                                        --       67,430
    Other intangible assets                                                      1,424       19,314
    Other                                                                        5,027       13,799
    Deferred income taxes                                                           --       11,618
                                                                              --------     --------
            Total other assets                                                  20,304      112,431
                                                                              --------     --------

Property and equipment:
    Land                                                                         4,598        6,129
    Buildings                                                                   17,783       32,929
    Equipment                                                                  127,228      207,046
    Construction in progress                                                     3,120       17,513
                                                                              --------     --------
                                                                               152,729      263,617
    Less accumulated depreciation                                               27,861       44,048
                                                                              --------     --------
      Net property and equipment                                               124,868      219,569
                                                                              --------     --------

                                                                              $248,784     $703,018
                                                                              ========     ========


          See accompanying notes to consolidated financial statements.

                          TITANIUM METALS CORPORATION

                          December 31, 1995 and 1996
                     (In thousands, except per share data)


                            LIABILITIES AND STOCKHOLDERS' EQUITY             1995            1996
                                                                           ---------        -------
Current liabilities:
    Notes payable                                                          $      --          7,992
    Current maturities of long-term debt                                      45,695            397
    Payable to related parties                                                 2,627          1,649
    Accounts payable                                                          27,136         49,628
    Accrued liabilities                                                       20,963         46,173
    Income taxes                                                                  47          6,638
    Deferred income taxes                                                        596            348
                                                                           ---------      ---------
          Total current liabilities                                           97,064        112,825
                                                                           ---------      ---------

Noncurrent liabilities:
    Long-term debt                                                            21,540          1,158
    Capital lease obligations to related parties                                  --         11,562
    Payable to related parties                                                23,942            996
    Accrued OPEB cost                                                         28,152         27,512
    Accrued pension cost                                                       5,966          2,743
    Deferred income taxes                                                        789         10,629
    Other                                                                      3,203          3,920
                                                                           ---------      ---------
          Total noncurrent liabilities                                        83,592         58,520
                                                                           ---------      ---------

Minority interest - Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely
    subordinated debt securities                                                  --        201,250
Other minority interest                                                           --          4,207

Stockholders' equity:
    Preferred stock, $.01 par value; 1 million shares
         authorized, none outstanding                                             --             --
    Common stock, $.01 par value; 99 million shares
         authorized, 15.7 million and 31.5 million shares
         issued and outstanding                                                  157            315
  Additional paid-in capital                                                 142,720        346,133
  Accumulated deficit                                                        (72,653)       (25,009)
  Currency translation adjustment                                                283          5,635
  Pension liabilities adjustment                                              (2,379)          (858)
                                                                           ---------      ---------
          Total stockholders' equity                                          68,128        326,216
                                                                           ---------      ---------

                                                                           $ 248,784      $ 703,018
                                                                           =========      =========



Commitments and contingencies (Notes 15 and 16)

                          TITANIUM METALS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  Years ended December 31, 1994, 1995 and 1996
                     (In thousands, except per share data)



                                                           1994           1995           1996
                                                         ---------      ---------      ---------
Revenues and other income:
    Net sales                                            $ 145,984      $ 184,723      $ 507,074
    Equity in earnings of joint ventures                     2,263          4,824          6,237
    Other, net                                                (187)           469          1,049
                                                         ---------      ---------      ---------
                                                           148,060        190,016        514,360
                                                         ---------      ---------      ---------
Costs and expenses:
    Cost of sales                                          159,958        170,699        418,775
    Selling, general, administrative and development        12,462         14,065         29,917
    Special charges (credit)                                10,000         (1,200)         4,824
    Interest                                                 7,562         10,414         10,223
                                                         ---------      ---------      ---------
                                                           189,982        193,978        463,739
                                                         ---------      ---------      ---------

      Income (loss) before income taxes                    (41,922)        (3,962)        50,621

Income tax expense                                             155            255          1,892
Minority interest and preacquisition earnings                   --             --          1,085
                                                         ---------      ---------      ---------

    Income (loss) before cumulative effect of a
      change in accounting principle                       (42,077)        (4,217)        47,644
Change in accounting principle                              (1,000)            --             --
                                                         ---------      ---------      ---------

      Net income (loss)                                  $ (43,077)     $  (4,217)     $  47,644
                                                         =========      =========      =========

Per common share:
    Income (loss) before cumulative effect of
      a change in accounting principle                   $   (2.80)     $    (.27)          1.72
    Change in accounting principle                            (.07)            --             --
                                                         ---------      ---------      ---------

        Net income (loss)                                $   (2.87)     $    (.27)     $    1.72
                                                         =========      =========      =========

Weighted average common shares outstanding                  15,010         15,383         27,623
                                                         =========      =========      =========


          See accompanying notes to consolidated financial statements.

                          TITANIUM METALS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years ended December 31, 1994, 1995 and 1996
                                 (In thousands)

                                                                                              Adjustments
                                                                             Additional  ------------------------
                                               Common   Common    paid-in   Accumulated   Currency     Pension
                                               shares   stock     capital     deficit    translation  liabilities    Total
                                               ------  ---------  --------- -----------  -----------  -----------    ------
Balance at December 31, 1993                   15,066  $     150  $ 135,290   $ (25,359)  $     (18)  $  (1,081)  $ 108,982
    Net loss                                       --         --         --     (43,077)         --          --     (43,077)
    Cash contribution                              --         --        419          --          --          --         419
    Adjustments, net                               --         --         --          --         178      (1,754)     (1,576)
                                               ------  ---------  ---------   ---------   ---------   ---------   ---------

Balance at December 31, 1994                   15,066        150    135,709     (68,436)        160      (2,835)     64,748
    Net loss                                       --         --         --      (4,217)         --          --      (4,217)
    Conversion of stockholder indebtedness        568          6     10,846          --          --          --      10,852
    Cash contribution                              59          1      1,147          --          --          --       1,148
    Noncash distribution to stockholders           --         --     (4,982)         --          --          --      (4,982)
    Adjustments, net                               --         --         --          --         123         456         579
                                               ------  ---------  ---------   ---------   ---------   ---------   ---------

Balance at December 31, 1995                   15,693        157    142,720     (72,653)        283      (2,379)     68,128
    Net income                                     --         --         --      47,644          --          --      47,644
    Common stock issued:
        IMI Titanium Acquisition (Note 4)       9,561         96     69,904          --          --          --      70,000
        Stock Offering (Note 11)                6,200         62    132,926          --          --          --     132,988
        Other                                       1         --         28          --          --          --          28
    Other, net                                     --         --        555          --          --          --         555
    Adjustments, net                               --         --         --          --       5,352       1,521       6,873
                                               ------  ---------  ---------   ---------   ---------   ---------   ---------

Balance at December 31, 1996                   31,455  $     315  $ 346,133   $ (25,009)  $   5,635   $    (858)  $ 326,216
                                               ======  =========  =========   =========   =========   =========   =========

          See accompanying notes to consolidated financial statements.

                          TITANIUM METALS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 1994, 1995 and 1996
                                 (In thousands)


                                                              1994         1995       1996
                                                            ---------   ---------   ---------
Cash flows from operating activities:
    Net income (loss)                                       $ (43,077)  $  (4,217)  $  47,644
    Depreciation and amortization                               8,334      13,218      18,974
    Earnings of joint ventures in excess of distributions      (1,195)     (3,824)     (5,992)
    Special charges (credit)                                   10,000      (1,200)      4,824
    Deferred income taxes                                          --          --     (10,416)
    Minority interest and preacquisition earnings                  --          --       1,085
    Other, net                                                  3,449         (86)     (3,071)
                                                            ---------   ---------   ---------
                                                              (22,489)      3,891      53,048
    Change in assets and liabilities, net of acquisitions:
      Accounts and other receivables                            5,273        (870)    (29,998)
      Inventories                                                (738)    (15,477)    (13,309)
      Prepaid expenses                                            194          19      (6,786)
      Accounts payable and accrued liabilities                 (2,590)      6,036        (106)
      Income taxes                                                 (9)        165       4,521
      Accounts with related parties                               116        (275)     (8,412)
      Other, net                                                  222         396        (269)
                                                            ---------   ---------   ---------

      Net cash used by operating activities                   (20,021)     (6,115)     (1,311)
                                                            ---------   ---------   ---------

Cash flows from investing activities:
    Capital expenditures                                       (4,609)     (2,981)    (21,679)
    Business acquisitions:
      IMI Titanium Acquisition                                     --          --      (2,250)
      AJM Acquisition                                              --          --     (96,799)
      Other                                                        --          --     (10,885)
    Other, net                                                     40         421         213
                                                            ---------   ---------   ---------

      Net cash used by investing activities                    (4,569)     (2,560)   (131,400)
                                                            ---------   ---------   ---------

          See accompanying notes to consolidated financial statements.

                          TITANIUM METALS CORPORATION

                  Years ended December 31, 1994, 1995 and 1996
                                 (In thousands)


                                                          1994        1995        1996
                                                        ---------   ---------   ---------
Cash flows from financing activities:
    Indebtedness:
      Borrowings                                        $  63,625   $   9,371   $ 113,793
      Reductions                                          (48,829)     (7,371)   (179,480)
    Proceeds from issuance of common stock, net                --          --     131,488
    Proceeds from issuance of Company-obligated
      mandatorily redeemable preferred securities, net         --          --     192,409
    Capital contributions from related parties                419       1,148          --
    Related parties loans (repayments)                      2,500       5,500     (42,521)
                                                        ---------   ---------   ---------

      Net cash provided by financing activities            17,715       8,648     215,689
                                                        ---------   ---------   ---------

Cash and cash equivalents:
    Net increase (decrease) from:
      Operating, investing and financing activities        (6,875)        (27)     82,978
      Cash acquired                                            --          --       3,053
      Currency translation                                    146          51         471
                                                        ---------   ---------   ---------
                                                           (6,729)         24      86,502
    Balance at beginning of year                            6,729          --          24
                                                        ---------   ---------   ---------

    Balance at end of year                              $      --   $      24   $  86,526
                                                        ---------   ---------   ---------

Supplemental disclosures:
    Cash paid for:
      Interest expense                                  $   6,497   $   9,970   $   8,958
      Income taxes                                            120         112       6,348

    Acquisitions:
      Cash and cash equivalents                         $      --   $      --   $   3,053
      Goodwill and other intangibles                           --          --      85,158
      Other noncash assets                                     --          --     180,847
      Liabilities                                              --          --     (89,124)
      Common stock issued to IMI                               --          --     (70,000)
                                                        ---------   ---------   ---------

        Cash paid                                       $      --   $      --   $ 109,934
                                                        =========   =========   =========


          See accompanying notes to consolidated financial statements.

                          TITANIUM METALS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1--Organization:

         Titanium Metals Corporation ("TIMET") was a 75%-owned subsidiary of Tremont Corporation during 1994 and 1995 with the remaining 25% held by Union Titanium Sponge Corporation ("UTSC"), a consortium of Japanese companies. In February 1996, TIMET acquired the titanium businesses of IMI plc and affiliates ("IMI") for stock and in June 1996 completed an initial public offering of common stock (the "Stock Offering") which together reduced Tremont's ownership in TIMET to 30% and UTSC's ownership to 10%. Contran Corporation holds, directly or through subsidiaries, approximately 44% of Tremont's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of the children and grandchildren of Harold C. Simmons, of which Mr. Simmons is the sole trustee. Mr. Simmons may be deemed to control each of Contran, Tremont and TIMET.

Note 2--Summary of significant accounting policies:

         Principles of consolidation. The accompanying consolidated financial statements include the accounts of TIMET and its majority-owned subsidiaries (collectively, the "Company"). All material intercompany accounts and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

         Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Ultimate actual results may, in some instances, differ from previously estimated amounts.

         Fiscal year. The Company uses a fiscal year ending on the Sunday closest to December 31 of each year. Each of the past three fiscal years reflect the results of operations for 52 weeks.

         Translation of foreign currencies. Assets and liabilities of subsidiaries whose functional currency is deemed to be other than the U.S. dollar are translated at year end rates of exchange and revenues and expenses are translated at average exchange rates prevailing during the year. Resulting translation adjustments are accumulated in the currency translation adjustments component of stockholders' equity, net of related deferred income taxes. Currency transaction gains and losses are recognized in income currently.

         Net sales.     Sales are recognized when products are shipped.

         Inventories and cost of sales. Inventories are stated at the lower of cost or market. The first-in, first-out ("FIFO") method is used to determine the cost of approximately 50% of inventories at December 31, 1996 with the last-in, first-out ("LIFO") method used to determine the cost of other inventories.

         Cash and cash equivalents. Cash equivalents include highly liquid investments with original maturities of three months or less.

         Investment in joint ventures. Investments in 20% to 50%-owned joint ventures are accounted for by the equity method.

         Intangible assets and amortization. Goodwill, representing the excess of cost over the fair value of individual net assets acquired in business combinations accounted for by the purchase method, is amortized by the straight line method over 15 years and is stated net of accumulated amortization of $1.6 million at December 31, 1996. Patents and other intangible assets, except intangible pension assets, are amortized by the straight-line method over the periods expected to be benefited, generally approximately nine years.

         Property, equipment and depreciation. Property and equipment are stated at cost. Maintenance, repairs and minor renewals are expensed; major improvements are capitalized. Interest costs related to major, long-term capital projects are capitalized as a component of construction costs and were nil in each of the past three years. Software development and conversion costs (excluding training) are capitalized and amortized over the software's estimated useful life.

         Depreciation related to TIMET's vacuum distillation process ("VDP") titanium sponge facility is computed on a units-of-production method based on the pounds of sponge produced and a rated annual production capacity of 22 million pounds. The amount of depreciation expense recognized in the future periods related to VDP is not expected to vary materially from the straight-line method. Other depreciation is computed principally on the straight-line method over the estimated useful lives of 15 to 40 years for buildings and 3 to 25 years for machinery and equipment.

         Employee benefit plans. Accounting and funding policies for retirement plans and postretirement benefits other than pensions ("OPEB") are described in
Note 13.

         Stock-based compensation. The Company has elected the disclosure alternative proscribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," and to account for the Company's stock-based employee compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and its various interpretations. Under APB No. 25, no compensation cost is generally recognized for fixed stock options for which the exercise price is not less than the market price of the Company's common stock on the grant date. See Note 11.

         Research and development. Research and development expense approximated $2 million in each of the past three years.

         Advertising costs. Advertising costs, which are not significant, are expensed as incurred.

         Income taxes. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities, including investments in subsidiaries not included in TIMET's consolidated U.S. tax group.

         Stock split and earnings per share. Common shares outstanding for all periods presented have been adjusted to reflect the 65-for-1 split (the "Stock Split") of the Company's common stock effected in connection with the Stock Offering. Earnings per share is based upon the weighted average number of common shares outstanding after giving effect to the Stock Split. Common stock equivalents are excluded from the calculation because the effect for each of the past three years is either antidilutive or not material. See Note 17.

         Fair value of financial instruments. The Company's bank debt reprices with changes in market interest rates and, accordingly, the carrying amount of such debt is believed to approximate market value. See Note 9. At December 31, 1996, the fair value of Company-obligated mandatorily redeemable preferred securities (see Note 10) approximated $220 million based on quoted market prices (book value - $201 million).

         At December 31, 1996, the fair value of the Company's common equity, based on a quoted market price at that date of $32.875 per share, was approximately $1 billion (book value - $326 million).

Note 3--Business and geographic segments:

         The Company's operations are conducted in one business segment, titanium metals operations. The Company is a vertically integrated producer of titanium sponge, ingot, slab and mill forged or cast products for aerospace, industrial, and other applications. The Company's production facilities are located principally in the United States, United Kingdom, and France with its products sold throughout the world.

                                            1994           1995           1996
                                          ---------      ---------      ---------
                                                       (In thousands)

Sales                                     $ 145,984      $ 184,723      $ 507,074
                                          =========      =========      =========

Operating income (loss)                   $ (34,676)     $   5,378      $  59,849
General corporate income, net                   316          1,074            995
Interest expense                             (7,562)       (10,414)       (10,223)
                                          ---------      ---------      ---------
    Income (loss) before income taxes     $ (41,922)     $  (3,962)     $  50,621
                                          =========      =========      =========
Geographic segments
    Net sales - point of origin:
      United States                       $ 123,485      $ 174,802      $ 354,651
      Europe                                 30,542         13,862        186,063
      Eliminations                           (8,043)        (3,941)       (33,640)
                                          ---------      ---------      ---------
                                          $ 145,984      $ 184,723      $ 507,074
                                          =========      =========      =========
    Net sales - point of destination:
      United States                       $  89,519      $ 135,421      $ 312,640
      Europe                                 34,475         33,520        155,364
      Other                                  21,990         15,782         39,070
                                          ---------      ---------      ---------
                                          $ 145,984      $ 184,723      $ 507,074
                                          =========      =========      =========
   Operating income (loss):
      United States                       $ (34,278)     $   4,408      $  39,014
      Europe                                   (398)           970         20,835
                                          ---------      ---------      ---------
                                          $ (34,676)     $   5,378      $  59,849
                                          =========      =========      =========
   Identifiable assets:
      United States                       $ 227,361      $ 235,844      $ 442,163
      Europe                                  9,174         12,940        173,210
      General corporate - U.S.                3,687             --         87,645
                                          ---------      ---------      ---------
                                          $ 240,222      $ 248,784      $ 703,018
                                          =========      =========      =========

         Operating income (loss) includes restructuring charges of $10 million in 1994, a restructuring credit of $1.2 million in 1995 and $4.7 million of special charges related to the IMI Titanium Acquisition in 1996. See Note 5.

         General corporate income includes the Company's equity in earnings of Basic Investments, Inc. ("BII") and Victory Valley Land Company L.P. ("VVLC") of $.7 million in 1994 and $1.1 million in 1995, and interest income of $.4 million in 1996 on general corporate cash equivalents.

         Export sales from U.S. based operations approximated $35 million in 1994, $40 million in 1995 and $58 million in 1996. At December 31, 1996, the net assets of non-U.S. subsidiaries included in consolidated net assets approximated $73 million.

Note 4--Business combinations and joint ventures:

         IMI Titanium Acquisition. In February 1996, the Company acquired IMI's titanium metals businesses (the "IMI Titanium Acquisition"). IMI previously conducted its titanium business principally through its wholly owned United Kingdom subsidiary, IMI Titanium Ltd. (now known as TIMET UK), and its U.S. subsidiary, IMI Titanium, Inc. (now known as TIMET Castings). IMI conveyed all of its titanium related businesses to the Company in exchange for 9.6 million newly issued shares of common stock valued at $70 million, and the Company issued $20 million of the Company's subordinated debt to IMI in exchange for a like amount of debt previously owed to IMI by its U.K. subsidiary. In connection with the IMI Titanium Acquisition, Tremont was granted a three year option to purchase up to 2 million shares of the Company's common stock from IMI for $16 million. Tremont assigned to UTSC the right to acquire from IMI .5 million shares of the Company's common stock under the option.

         The Company accounted for the IMI Titanium Acquisition by the purchase method of accounting (purchase price approximately $72 million, including transaction costs). The Company has included the results of operations of the IMI titanium business in its consolidated results of operations effective at the beginning of 1996 with preacquisition earnings of approximately $.4 million deducted in determining net income for 1996. Preacquisition sales of the IMI titanium business included in consolidated sales for 1996 approximated $11.7 million.

         Axel Johnson Metals Acquisition. In October 1996, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Axel Johnson Metals, Inc. ("AJM") for approximately $97 million cash (the "AJM Acquisition"). The AJM Acquisition was completed through a newly-formed subsidiary, Titanium Hearth Technologies, Inc. ("THT, Inc."), and included the acquisition of the 50% partnership interest in Titanium Hearth Technologies ("THT") that TIMET did not previously own. THT, Inc. and subsidiaries operate titanium scrap processing facilities and electron beam cold hearth melting furnaces.

         The Company accounted for the AJM Acquisition by the purchase method and consolidated THT, Inc.'s results effective October 1, 1996; revenues for the fourth quarter of 1996 approximated $21 million. TIMET's purchases from THT approximated $8 million in 1994, $10 million in 1995, and $9 million in 1996 prior to the acquisition.

         TISTO. The Company held a 26% interest in TISTO, a German distributor of titanium products, prior to June 30, 1996. In July 1996, the Company purchased the remaining 74% equity interest for approximately $2 million in cash and TIMET UK guaranteed approximately $2 million in existing loans from former TISTO shareholders ($1.4 million outstanding at December 31, 1996). See
Note 9. TISTO's results were consolidated effective July 1, 1996; revenues approximated $10 million for the six months ended December 31, 1996.

         TIMET Savoie. In August 1996, TIMET and Compagnie Europeenne du Zirconium - CEZUS, S.A. ("CEZUS") completed an agreement to form a new jointly-owned French company ("TIMET Savoie") to manufacture and sell titanium products. TIMET Savoie is 70%-owned by TIMET and 30%-owned by CEZUS. CEZUS contributed cash, equipment and the CEZUS titanium business to TIMET Savoie, and certain CEZUS employees became employees of TIMET Savoie. TIMET contributed proprietary technology, all of its interest in its previously existing France-based distribution businesses and cash valued at a total of approximately $8 million and purchased inventory of $8 million from CEZUS. TIMET Savoie will manufacture products inside CEZUS' production facility in Ugine, France both directly, utilizing its own personnel and equipment, and, for melting and forging and certain other operations, indirectly by subcontracting to CEZUS under a long-term manufacturing agreement with CEZUS. The Company consolidated TIMET Savoie effective August 1, 1996; revenues for the five months ended December 31, 1996 were approximately $18 million.

         LASAB. In January 1997, the Company purchased LASAB Laser Applications-und Bearbeitungs GmbH ("LASAB") for less than $1 million cash and guaranteed, through its wholly-owned subsidiary, TIMET Deutschland, approximately $1 million of LASAB outstanding bank indebtedness. LASAB is in the titanium and stainless steel laser-welded tube and pipe and laser cutting business.

         Proforma financial information (unaudited). The following unaudited proforma financial information has been prepared assuming the IMI Titanium Acquisition and the AJM Acquisition occurred at the beginning of 1995. The proforma effect of the TISTO, TIMET Savoie and LASAB transactions is not material. The proforma financial information is not necessarily indicative of the operating results that might have occurred if the transactions had been completed at such earlier dates or the operating results which may occur in the future.

                                          1995        1996
                                        -------      -------
                               (In millions, except per share amounts)

Sales                                   $ 380.0      $ 564.4
Operating income (loss)                   (37.7)        59.8
Interest expense                           24.4         17.3
Net income (loss)                         (48.6)        43.2

Earnings per common share               $ (1.94)     $  1.50
Weighted average shares outstanding        25.0         28.8


         Joint ventures. The Company's investment in joint ventures at December 31, 1996 consisted of its one-third interest in MZI, LLC, which owns a technologically advanced ultrasonic unit for inspecting titanium billet.

         Prior to the October 1996 AJM Acquisition discussed above, the Company accounted for its 50% interest in THT by the equity method.

         Prior to October 1995, TIMET owned (i) a 32% equity interest in BII, which, among other things, provides utility services in the industrial park where one of TIMET's plants is located, and (ii) a 12% interest in VVLC, which is actively engaged in efforts to develop certain real estate. BII, through a wholly-owned subsidiary, owns an additional 50% interest in VVLC. In October 1995, TIMET made a pro rata distribution to its shareholders consisting of its interest in BII and VVLC, and certain real estate. The Company distributed the assets at their net carrying amount, which approximated $5 million.

         Summarized 1996 financial information of unconsolidated joint ventures for 1996 is omitted because (i) THT is now consolidated by the Company and proforma consolidated financial information is presented above and (ii) other joint ventures are insignificant. Summarized combined financial information of unconsolidated joint ventures for 1994 and 1995, principally THT, is shown below.

                                      1994        1995
                                     -------     -------
                                       (In thousands)
Income statement data:
    Revenues                         $43,043     $69,107
    Operating costs and expenses      38,598      54,764
    Interest and other expenses          582       1,153
       Net income                    $ 3,863     $13,190

Balance sheet data:
    Current assets                   $23,098     $23,980
    Noncurrent assets                 44,050      21,190
    Current liabilities               11,520       4,484
    Noncurrent liabilities            21,409      16,099

       Equity                        $34,219     $24,587



Note 5-- Special charges (credit):

         IMI titanium business. During 1996, TIMET recorded $4.7 million of special charges resulting from the IMI Titanium Acquisition and related integration of the operations acquired. Certain key executive officers of TIMET received common stock and cash payments with a combined value of approximately $3 million ($1.5 million common stock and $1.5 million cash) in consideration for their services in connection with the IMI Titanium Acquisition. TIMET also incurred $1.7 million of integration and other costs relating principally to the relocation of personnel and the consolidation of certain facilities. Integration costs are charged to operations as incurred.

         Restructuring charges. The Company's restructuring charges in 1994 and prior years were related to cost reduction and containment efforts taken in response to depressed industry conditions existing in those years. In the fourth quarter of 1995, the Company determined that its restructuring costs would ultimately be less than previously estimated and reversed $1.2 million of previously accrued restructuring charges. At December 31, 1996 all amounts were utilized and no restructuring charges remained accrued. Cash costs charged to the restructuring accrual were $1.2 million in 1994, $1.7 million in 1995 and $.8 million in 1996.


                                                   1994       1995      1996
                                                  ------     ------    ------
                                                          (In millions)
Special charges (credit) to operating income:
    IMI titanium business                         $   --     $   --    $  4.7
    Workforce related                                3.7        (.7)       --
    Excess space and other                           1.3        (.5)       .1
    Idled assets                                     4.5         --        --
    Other                                             .5         --        --
                                                  ------     ------    ------
                                                  $ 10.0     $ (1.2)   $  4.8
                                                  ======     ======    ======



Note 6--Inventories:


                                       1995         1996
                                     --------     --------
                                         (In thousands)

Raw materials                        $  7,778     $ 22,806
In process and finished products       57,538      125,137
Supplies                                3,818        7,545
                                     --------     --------
                                     $ 69,134     $155,488
                                     ========     ========



         The average cost of LIFO inventories exceeded the net carrying amount of such inventories by approximately $19 million at December 31, 1995 and $32 million at December 31, 1996.

Note 7-- Intangible and other noncurrent assets:

                                        December 31,
                                    -------------------
                                      1995        1996
                                    -------     -------
                                      (In thousands)
Intangible assets:
   Patents                           $    --     $14,103
   Convenants not to compete              --       5,000
   Intangible pension assets           1,424       1,199
                                     -------     -------
                                       1,424      20,302
   Less accumulated amortization          --         988
                                     -------     -------
                                     $ 1,424     $19,314
                                     =======     =======

Other noncurrent assets:
   Deferred financing costs          $    --     $ 8,775
   Prepaid pension costs               1,253       1,340
   Other                               3,774       3,684
                                     -------     -------
                                     $ 5,027     $13,799
                                     =======     =======


Note 8--Accrued liabilities:

                                 December 31,
                             -------------------
                               1995       1996
                             -------     -------
                                (In thousands)
OPEB cost                    $ 2,240     $ 2,024
Pension cost                   1,378       1,507
Other employee benefits        9,210      21,360
Environmental cost             1,143       1,643
Taxes, other than income       1,655       2,292
Interest                           3       1,304
Other                          5,334      16,043
                             -------     -------
                             $20,963     $46,173
                             =======     =======

Note 9--Notes payable, long-term debt and capital lease obligations to related parties:


                                                      December 31,
                                                  -------------------
                                                    1995       1996
                                                  -------     -------
                                                     (In thousands)
Notes payable - non U.S. credit agreements        $    --     $ 7,992
                                                  =======     =======

Long-term debt:
    U.S. credit agreement                         $66,955     $    --
    Former TISTO shareholders                          --       1,415
    Other                                             280         140
                                                  -------     -------
                                                   67,235       1,555
    Less current maturities                        45,695         397
                                                  -------     -------
                                                  $21,540     $ 1,158
                                                  =======     =======

Capital lease obligations to related parties:
    IMI                                           $    --     $10,671
    CEZUS                                              --         963
                                                  -------     -------
                                                       --      11,634
    Less current maturities                            --          72
                                                  -------     -------
                                                  $    --     $11,562
                                                  =======     =======


         U.S. credit agreement. TIMET's $105 million U.S. credit facility provides for term loans aggregating $24 million with the balance of the facility available as a revolving credit/letter of credit facility. Borrowings under the revolving portion are limited to a formula-determined amount (the "borrowing base") of accounts receivable and inventories. Interest accrues, at the Company's option, at the prime rate plus .75% or LIBOR plus 2.25%. The credit facility matures on December 31, 1998. The weighted average interest rate on outstanding revolver and term loan borrowings was 11% at December 31, 1995 (none outstanding at December 31, 1996). Borrowings are collateralized by substantially all of TIMET's assets. The credit agreement prohibits dividends on the Company's common stock in excess of 20% of net income in any year, limits additional indebtedness and transactions with affiliates, requires the maintenance of certain financial amounts and contains other covenants customary in transactions of this type. At December 31, 1996, the Company had about $102 million of borrowing availability under this credit agreement.

         Non-U.S. credit agreements. At December 31, 1996, TIMET UK had a (pound)10 million ($15 million) overdraft/revolving bank credit facility. The agreement restricts payments of dividends from TIMET UK, loans and other transactions with related parties and contains other covenants customary in agreements of this type. Borrowings are collateralized by substantially all of TIMET UK's assets and bear interest generally at the bank's base rate plus 2% (8% at December 31, 1996). Borrowings of approximately $2.9 million were outstanding at December 31, 1996. The TIMET UK facility was revised in 1997 to, among other things, increase the facility to (pound)21 million ($35 million), reduce the interest rate by up to .75% and extend the agreement through March 1998.

         TISTO has Deutsche mark ("DM") denominated short-term bank credit agreements with outstanding balances of $1.2 million at December 31, 1996. Interest accrues based on a variable rate (9.25% at December 31, 1996).

         TIMET Savoie has French franc denominated short-term bank credit facilities providing for aggregate borrowings of approximately $3.8 million. Interest accrues at PIBOR plus .6% (4% at December 31, 1996) and outstanding borrowings approximated $3.8 million at December 31, 1996. TIMET UK has guaranteed outstanding indebtedness under these facilities. In addition, TIMET Savoie has a $6 million factoring agreement with a French finance company. During 1996, TIMET Savoie factored trade receivables approximating $7.2 million and at December 31, 1996 was contingently liable for receivables factored with recourse of approximately $1.6 million. Under the terms of the factoring agreement, TIMET Savoie pays a fee equal to .2% of the amount factored and interest accrues at PIBOR plus .45%. TIMET UK has guaranteed payment on factored amounts. See Note 15 for a related party credit agreement TIMET Savoie has with CEZUS.

         At December 31, 1996, unused borrowing availability under the Company's non-U.S. bank credit agreements approximated $8 million.

         Capital lease obligations. In connection with the IMI Titanium Acquisition, the Company entered into long-term leases with IMI principally covering its production facilities within England and in connection with the TIMET Savoie transaction, entered into long-term leases with CEZUS covering machinery and equipment. The terms of these capital leases range from 10 to 30 years. The UK rentals are subject to adjustment every five years based on changes in certain published price indexes. TIMET has guaranteed TIMET UK's obligations under its leases. Assets held under capital leases included in buildings and equipment at December 31, 1996 were $10.7 million and $1 million, respectively, with related accumulated depreciation of $.3 million.

Aggregate maturities of long-term debt and capital lease obligations:

                                        Capital       Long-term
                                        Leases         Debt
                                       --------      --------
                                           (In thousands)
Years ending December 31,
       1997                            $  1,219      $    397
       1998                               1,219         1,158
       1999                               1,219            --
       2000                               1,219            --
       2001                               1,219            --
2002 and thereafter                      26,750            --
Less amounts representing interest      (21,211)           --
                                       --------      --------
                                       $ 11,634      $  1,555
                                       ========      ========

Note 10--Minority interest - Company-obligated mandatorily redeemable preferred securities:

         In November 1996, TIMET Capital Trust I (the "Trust"), a wholly-owned subsidiary of TIMET, issued $201 million of 6.625% Company-obligated mandatorily redeemable preferred securities (the "Convertible Preferred Securities") and $6 million of 6.625% common securities. TIMET holds all of the outstanding common securities of the Trust. The Trust used the proceeds from such issuance to purchase from the Company $207 million principal amount of TIMET's 6.625% convertible junior subordinated debentures due 2026 (the "Subordinated Debentures") and, in the aggregate, constitute a full and unconditional guarantee by the Company of the Trust's obligations under the Convertible Preferred Securities. The sole assets of the Trust are the Subordinated Debentures. The Convertible Preferred Securities represent undivided beneficial ownership interests in the Trust, are entitled to cumulative preferred distributions from the Trust of 6.625% per annum, compounded quarterly, and are convertible, at the option of the holder, into TIMET common stock at the rate of 1.339 shares of common stock per Convertible Preferred Security (an equivalent price of $37.34 per share), for an aggregate of 5.4 million common shares if fully converted.

         The Convertible Preferred Securities mature December 2026 and are redeemable at the Company's option beginning December 1999, initially at approximately 104.6% of principal amount declining to 100% from December 2006. The Company has the right to defer interest payments for up to 20 consecutive quarters ("Extension Period") on one or more occasions. In the event the Company exercises this right, it would be unable during any Extension Period to, among other things, pay dividends on or reacquire its capital stock.

Note 11--Stockholders' equity:

         Common stock. In June 1996, the Company completed the sale of 6.2 million shares of its common stock in the Stock Offering at an initial price to the public of $23 per share. In connection with the Stock Offering, the Company effected the Stock Split, increased its authorized common shares to 99 million shares, increased its authorized preferred stock to 1 million shares, and reserved up to 3.1 million shares to be issued under the 1996 Long Term Incentive Plan (the "TIMET Incentive Plan"). The Company's net proceeds from the Stock Offering approximated $131 million. The Company used approximately $42.5 million of the net proceeds to repay existing indebtedness to stockholders ($22.5 million to Tremont and $20 million to IMI) and $82 million to repay indebtedness under its U.S. credit agreement. Supplemental earnings per common share, assuming the stock offering had been completed at the beginning of 1996, would have been $1.75 per share.

         Certain key executive officers of the Company received shares (the "Management Shares") of the Company's Class B common stock and cash payments with a combined value of approximately $3 million in consideration for their services in connection with the IMI Titanium Acquisition. The Class B Management Shares were converted into 93,000 shares of the Company's common stock in connection with the Stock Offering, and no Class B shares are currently outstanding or authorized.

         Preferred stock. Effective with the Stock Offering, the Company is authorized to issue 1 million shares of preferred stock. The rights of preferred stock as to, among other things, dividends, liquidation, redemption, conversions, and voting rights are determined by the Board of Directors.

         Common stock options. The TIMET Incentive Plan provides for the discretionary grant of restricted common stock, stock options, stock appreciation rights and other incentive compensation to officers and other key employees of the Company. Effective with the Stock Offering, options were granted to acquire 437,400 shares at prices equal to or greater than the market price at the date of grant ($23 to $29 per share). Other options granted in 1996, principally in conjunction with the AJM Acquisition, aggregated 98,000 shares at market prices ranging from $28.56 to $31.25. Options vest over five years and expire ten years from date of grant.

         Additionally, the Board of Directors authorized, effective with the Stock Offering, a plan for its nonemployee directors that provides for eligible directors to receive 625 options effective with the Stock Offering and to annually be granted options to purchase 625 shares of the Company's common stock at a price equal to the market price on the date of grant and to receive, as partial payment of director fees, annual grants of 400 shares of common stock. In 1996, options to purchase 3,750 shares of the Company's common stock were granted to nonemployee directors of the Company at exercise prices ranging from $23 to $32.875 per share. Options granted to nonemployee directors vest in one year and expire five years from date of grant. In February 1997, the non-eligible members of the Board of Directors amended this plan to increase the number of shares granted under options to 1,500 per year beginning in 1998, and to increase the term of future options to ten years.

         At December 31, 1996, 538,150 options were outstanding at prices ranging from $23 to $32.875 ($13.8 million aggregate amount payable upon exercise), no options were exercisable, and 1,875 nonemployee director options become exercisable in 1997. At December 31, 1996, 1,964,600 shares and 58,750 shares were available for future grant under the TIMET Incentive Plan and the nonemployee director plan, respectively.

         The following table summarizes information about the Company's stock options outstanding at December 31, 1996. Weighted average fair values were estimated using the Black-Scholes model and assumptions listed below.

                                                           Weighted Average
                                                  ----------------------------------
  Option                              Exercise     Exercise      Fair     Remaining
  Grants              Shares           Prices       Price        Value   Life (years)
  ------             -------        -----------   ---------    --------- ------------
At market            371,150        $23-$32.875   $   24.64    $   12.47
Above market         167,000        $26-$29           27.50    $   10.22
                     -------        -----------   ---------    ---------

                     538,150        $23-$32.875   $   25.53    $   11.77     9.5
                     =======        ===========   =========    =========  ======

Assumptions:
     Expected life (years)                     6
     Risk-free interest rate               6.67%
     Volatility                              40%
     Dividend yield                           0%


         Had stock-based compensation cost been determined based on the estimated fair values of options granted and recognized as compensation expense over the vesting period of the grants in accordance with SFAS No. 123, the Company's pretax income, net income and earnings per share for 1996 would have been reduced by $1.1 million, $.7 million and $.03 per share, respectively.

Note 12--Income taxes:

         Summarized below are (i) the components of income (loss) before income taxes, minority interest, preacquisition earnings and cumulative effect of a change in accounting principle ("pretax income (loss)"), (ii) the difference between the income tax expense (benefit) attributable to pretax income (loss) and the amounts that would be expected using the U.S. federal statutory income tax rate of 35%, and (iii) the components of the income tax expense (benefit) attributable to pretax income (loss).

                                                              1994             1995             1996
                                                            --------         --------         --------
                                                                           (In thousands)
Expected income tax expense (benefit)                       $(14,673)        $ (1,387)          17,717
Adjustment of deferred tax valuation allowance:
    Related to current year results                           14,900            1,502           (6,519)
    Change in estimate of future realization                      --               --          (10,000)
Incremental tax on non-tax group companies                      (164)              (1)             (46)
U.S. state income taxes, net                                      97               --              848
Other, net                                                        (5)             141             (108)
                                                            --------         --------         --------
                                                            $    155         $    255            1,892
                                                            ========         ========         ========
Income tax expense:
    Current income taxes:
      U.S                                                   $    149         $     --         $  6,072
      Non-U.S                                                      6              255            6,236
                                                            --------         --------         --------
                                                                 155              255           12,308
                                                            ========         ========         ========
    Deferred income taxes (benefit):
      U.S                                                         --               --          (10,809)
      Non-U.S                                                     --               --              393
                                                            --------         --------         --------
                                                                  --               --          (10,416)
                                                            --------         --------         --------
                                                            $    155         $    255         $  1,892
                                                            ========         ========         ========
Pretax income (loss):
    U.S                                                     $(41,284)        $ (4,589)        $ 32,671
    Non-U.S                                                     (638)             627           17,950
                                                            --------         --------         --------
                                                            $(41,922)        $ (3,962)        $ 50,621
                                                            ========         ========         ========


Comprehensive tax provision allocable to:
    Pretax income                                           $    155         $    255         $  1,892
    Stockholders' equity, principally deferred taxes
       allocable to adjustment components                         --               --            2,500
                                                            --------         --------         --------
                                                            $    155         $    255         $  4,392
                                                            ========         ========         ========

                                                                                   December 31,
                                                                --------------------------------------------------
                                                                        1995                        1996
                                                                ---------------------       ----------------------
                                                                Assets      Liabilities     Assets     Liabilities
                                                                ------      -----------     ------     -----------
                                                                                   (In millions)
Temporary differences relating to net assets:
    Inventories                                                 $    --       $  (5.0)      $    --       $  (4.9)
    Property and equipment                                           --          (3.8)           --         (13.0)
    Accrued OPEB cost                                              11.7            --          11.4            --
    Accrued liabilities and other deductible differences            8.3            --          10.9            --
    Other taxable differences                                        --          (2.5)           --          (5.5)
    Investments in subsidiaries and affiliates not
      included in the consolidated tax group                         --          (3.2)           --          (3.0)
Tax loss and credit carryforwards                                  15.8            --          11.7            --
Valuation allowance                                               (22.7)           --          (6.2)           --
                                                                -------       -------       -------       -------
Gross deferred tax assets (liabilities)                            13.1         (14.5)         27.8         (26.4)
Netting                                                           (13.1)         13.1         (15.5)         15.5
                                                                -------       -------       -------       -------
Total deferred taxes                                                 --          (1.4)         12.3         (10.9)
Less current deferred taxes                                          --           (.6)          0.7           (.3)
                                                                -------       -------       -------       -------
Net noncurrent deferred taxes                                   $    --       $   (.8)      $  11.6       $ (10.6)
                                                                =======       =======       =======       =======


         The Company's valuation allowance increased in the aggregate (including amounts allocated to items other than continuing operations) by $14.7 million in 1994 and decreased by $.9 million in 1995 and $16.5 million in 1996. The 1996 valuation allowance reduction included $10 million due to a change in estimate of the future tax benefits of certain tax net operating loss carryforwards ("NOLs") and alternative minimum tax credit ("AMT") carryforwards that will more likely than not be realized.

         At December 31, 1996, the Company had, for U.S. federal income tax purposes, NOLs of approximately $24 million expiring in 2008 and 2009. The utilization of the Company's NOLs is subject to an annual limitation. At December 31, 1996, the Company had an AMT carryforward of approximately $3 million, which can be utilized to offset regular income taxes payable in future years. The AMT carryforward has an indefinite carryforward period.

Note 13--Employee benefit plans:

         Variable compensation plans. Approximately 85% of the Company's total worldwide employees, including a significant portion of its domestic hourly employees, participate in compensation programs which provide for variable compensation based upon the financial performance of the Company and, in certain circumstances, the individual performance of the employee. The cost of these plans was $.8 million in 1994, $.3 million in 1995 and $12 million in 1996.

         Defined contribution plans. All of the Company's domestic hourly and salaried employees (70% of total worldwide employees at December 31, 1996) are eligible to participate in contributory savings plans with partial matching employer contributions. Company matching contributions are based on company profitability for 60% of eligible employees. Approximately 40% of the Company's total employees at December 31, 1996 also participate in a defined contribution pension plan with contributions based, beginning in 1996, upon a fixed percentage of the employee's eligible earnings. The cost of these pension and savings plans was $3 million in 1996 and was insignificant in 1994 and 1995 due to the Company reporting net losses in those years.

         Defined benefit pension plans. The Company maintains contributory and noncontributory defined benefit pension plans covering approximately 50% of employees at December 31, 1996 (substantially all European employees and one-third of its domestic workforce). Defined pension benefits are generally based on years of service and compensation, and the related expense is based upon independent actuarial valuations. The Company's funding policy for U.S. plans is to contribute annually amounts satisfying the funding requirements of the Employee Retirement Income Security Act of 1974, as amended. Non-U.S. defined benefit pension plans are funded in accordance with applicable statutory requirements. The defined benefit pension plans for domestic employees were closed to new participants prior to 1996 and, in addition with respect to salaried employees, benefit levels have been frozen.

         The funded status of the Company's defined benefit pension plans and the components of net periodic defined benefit pension cost are set forth below. The rates used in determining the actuarial present value of benefit obligations at December 31, 1996 were: (i) discount rates -- 7% to 8.75% (7.5% in 1995), and (ii) rates of increase in future compensation levels -- 3% to 6.5% (3% in 1995). The expected long-term rates of return on assets used was 7% to 9.75% in 1996 and 9% in 1995. The benefit obligations are sensitive to changes in these estimated rates and actual results may differ from the obligations noted below. At December 31, 1996, the assets of the plans are primarily comprised of U.S. government obligations, corporate stocks and bonds.


                                                              Assets Exceed                 Accumulated Benefits
                                                          Accumulated Benefits                 Exceed Assets
                                                       -------------------------         -------------------------
                                                              December 31,                     December 31,
                                                         1995             1996             1995             1996
                                                       --------         --------         --------         --------
                                                                              (In thousands)
Actuarial present value of benefit obligations:
    Vested benefit obligations                         $ 16,183         $ 47,733         $ 34,705         $ 34,424
    Nonvested benefits                                      955            3,040            1,510            1,448
                                                       --------         --------         --------         --------
    Accumulated benefit obligations                      17,138           50,773           36,215           35,872
    Effect of projected salary increases                     65           27,766              110              114
                                                       --------         --------         --------         --------
    Projected benefit obligations                        17,203           78,539           36,325           35,986
Plan assets at fair value                                18,146           82,118           28,884           31,624
                                                       --------         --------         --------         --------
Plan assets over (under) projected benefit
    obligations                                             943            3,579           (7,441)          (4,362)
Unrecognized net loss from experience
    different from actuarial assumptions                  1,186           (2,674)           3,837            1,981
Unrecognized prior service cost                             235            1,269            1,424            1,199
Unrecognized net assets being amortized
    over 14 years                                        (1,111)            (834)          (1,349)          (1,011)
Adjustment to recognize minimum liability                    --               --           (3,815)          (2,057)
                                                       --------         --------         --------         --------
Total prepaid (accrued) pension cost                      1,253            1,340           (7,344)          (4,250)
Current portion                                              --               --           (1,378)          (1,507)
                                                       --------         --------         --------         --------

    Noncurrent prepaid (accrued) pension cost          $  1,253         $  1,340         $ (5,966)        $ (2,743)
                                                       ========         ========         ========         ========

                                                       1994            1995            1996
                                                      -------         -------         -------
                                                                   (In thousands)

Service cost benefits earned                          $   846         $   630         $ 3,260
Interest cost on projected benefit obligations          3,457           3,959           7,696
Actual return on plan assets                            1,163          (9,560)         (7,256)
Net amortization and deferrals                         (5,254)          5,910          (1,951)
                                                      -------         -------         -------
    Net pension expense                               $   212         $   939         $ 1,749
                                                      =======         =======         =======


         Postretirement benefits other than pensions. The Company provides certain postretirement health care and life insurance benefits to certain of its domestic eligible retired employees. The Company funds such benefits as they are incurred, net of any contributions by the retirees. Under plans currently in effect, a majority of TIMET's active domestic employees would become eligible for these benefits if they reach normal retirement age while working for TIMET. These plans have been revised to discontinue employer-paid health care coverage for future retirees once they become Medicare-eligible.

         The components of the periodic OPEB cost and accumulated OPEB obligations are set forth below. The rates used in determining the actuarial present value of the accumulated OPEB obligations at December 31, 1996 were:
(i) discount rate--7.75% (7.5% in 1995), (ii) rate of increase in future compensation levels -- 3% and (iii) rate of increase in future health care costs--11% in 1997, gradually declining to 6% in 2016 and thereafter. If the health care cost trend rate was increased by one percentage point for each year, OPEB expense would have increased approximately $.2 million in 1996, and the actuarial present value of accumulated OPEB obligations at December 31, 1996 would have increased approximately $1.5 million. The accrued OPEB cost is sensitive to changes in these estimated rates and actual results may differ from the obligations noted below.

                                                                     December 31,
                                                                ----------------------
                                                                 1995           1996
                                                                -------        -------
                                                                     (In thousands)
Actuarial present value of accumulated OPEB obligations:
    Retiree benefits                                            $18,805        $16,266
    Other fully eligible active plan participants                 1,227          1,236
    Other active plan participants                                5,456          3,750
                                                                -------        -------
                                                                 25,488         21,252
Unrecognized net gain from experience different from
    actuarial assumptions                                           730          4,536
Unrecognized prior service credits                                4,174          3,748
                                                                -------        -------
Total accrued OPEB cost                                          30,392         29,536
Less current portion                                              2,240          2,024
                                                                -------        -------
    Noncurrent accrued OPEB cost                                $28,152        $27,512
                                                                =======        =======

                                                      1994             1995            1996
                                                     -------         -------         -------
                                                                 (In thousands)
Service cost benefits earned                         $   395         $   242         $   407
Interest cost on accumulated OPEB obligations          1,791           2,060           1,567
Net amortization and deferrals                          (244)           (475)           (653)
                                                     -------         -------         -------
    Net OPEB expense                                 $ 1,942         $ 1,827         $ 1,321
                                                     =======         =======         =======



Note 14--Changes in accounting principles:

         In 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" and recorded a $1 million charge for this change in accounting principle.

         SFAS No. 128, "Earnings per Share," issued in February 1997 is effective for the Company in 1997. Had SFAS No. 128 been effective during 1994, 1995 and 1996, (i) "Basic earnings per share" under SFAS No. 128 would have been the same as earnings per common share reported by the Company and
(ii) "Dilutive earnings per share" under SFAS No. 128 would have been the same as fully diluted earnings per share reported by the Company.

Note 15--Related party transactions:

         The Company may be deemed to be controlled by Harold C. Simmons. Corporations that may be deemed to be controlled by or affiliated with Mr. Simmons sometimes engage in (i) intercorporate transactions with related companies such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (ii) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly-held minority equity interest in another related party. The Company continuously considers, reviews and evaluates, and understands that Contran, Tremont and related entities consider, review and evaluate such transactions. Depending upon the business, tax and other objectives then relevant, it is possible that the Company might be a party to one or more such transactions in the future.

         It is the policy of the Company to engage in transactions with related parties on terms which are, in the opinion of the Company, no less favorable to the Company than could be obtained from unrelated parties.

         The Company has an intercorporate services agreement with Tremont whereby the Company will provide certain management, financial and other services to Tremont for approximately $.4 million in 1996, subject to renewal for future years. Charges to (from) Tremont approximated nil in 1994 and $(.9) million in 1995 pursuant to similar arrangements for compensation and intercorporate services.

         The Company purchases certain utility services from BMI. The amount paid to BMI approximated $1 million in each of the past three years.

         Receivables from related parties relate principally to sales to UTSC. Current payables to related parties include current portions of capital leases and loans from CEZUS. Noncurrent payables to related parties, excluding long-term capital lease obligations (see
Note 9), are summarized below.

                                               December 31,
                                         ----------------------
                                           1995           1996
                                         -------        -------
                                             (In thousands)
Noncurrent liabilities - Tremont:
    Loans and interest                   $22,460        $    --
    Other                                  1,482            996
                                         -------        -------
                                         $23,942        $   996
                                         =======        =======


         Interest expense on related party indebtedness was $2.4 million in 1994, $2.1 million in 1995 and $2.9 million in 1996. In connection with the IMI Titanium Acquisition, the Company issued $20 million of TIMET subordinated debt payable to IMI in exchange for a like amount of debt previously owed to IMI by the IMI titanium businesses. The subordinated debt to both IMI and Tremont accrued interest at 10.4%. See Note 11 regarding, among other things, the repayment of loans due to IMI and Tremont with proceeds from the Stock Offering.

         TIMET Savoie has a French franc denominated short term credit facility available from CEZUS which provides, under certain circumstances, for borrowings up to $13 million. Interest accrues at a weighted average rate published by Banque de France plus .125% (4% at December 31, 1996). At December 31, 1996 approximately $1 million was outstanding under this agreement. Additionally, CEZUS has the right to sell their interest in TIMET Savoie to the Company for 30% of TIMET Savoie's registered capital after TIMET Savoie has had two consecutive years of profitable operations and all outstanding borrowings to CEZUS have been repaid. The Company has the right to purchase CEZUS' 30% interest in TIMET Savoie for 30% of TIMET Savoie's equity determined under French accounting principles on or after December 31, 1997 and following the repayment of all outstanding borrowings to CEZUS.

         TIMET completed a recapitalization in 1995 under which, among other things, (i) Tremont made a $1 million cash capital contribution to TIMET and exchanged $8 million of TIMET subordinated debt into TIMET common equity, (ii) TIMET made a $1 million cash prepayment of accrued interest to UTSC, and (iii) UTSC exchanged $3 million of interest owed by TIMET to UTSC into TIMET common equity. In connection with the recapitalization, TIMET issued .5 million shares of common stock pro rata to its then-existing shareholders.

         In connection with amendments of the Company's credit facility during 1995, Tremont advanced TIMET $8 million as additional subordinated TIMET debt ($2.5 million advanced in 1994 and $5.5 million advanced in 1995), guaranteed $5 million of the term loans, collateralized such guarantee with approximately 600,000 shares of NL Industries, Inc. common stock held by Tremont, and agreed to pledge additional NL shares as necessary to meet certain market value thresholds. NL is an indirect subsidiary of Contran. Contran entered into an agreement with TIMET's lenders whereby Contran was obligated to purchase the pledged shares from TIMET's lenders under certain conditions. In connection with the Stock Offering, the security arrangements between the Company's lenders and Tremont and Contran were terminated.

         UTSC made a $.4 million capital contribution to TIMET during 1994.

         In connection with the construction and financing of TIMET's VDP plant, UTSC licensed certain technology to TIMET in exchange for the right, effective after UTSC's conversion of debt into TIMET common stock, to acquire up to 20% of TIMET's annual production capacity of VDP sponge at agreed-upon prices through early 1997 and higher formula-determined prices thereafter through 2008. TIMET's December 1996 selling prices to UTSC were approximately 15% below the cost at which TIMET was purchasing titanium sponge under agreements with third parties. The discount from fair market value represents TIMET's consideration to UTSC for the licensed technology. Sales to UTSC approximated $2 million in 1994, $9 million in 1995 and $12 million in 1996.

Note 16--Commitments and contingencies:

         Operating leases. The Company leases certain manufacturing and office facilities and various equipment. Most of the leases contain purchase and/or various term renewal options at fair market and fair rental values, respectively. In most cases management expects that, in the normal course of business, leases will be renewed or replaced by other leases. Net rent expense was approximately $1.3 million in 1994, $1.4 million in 1995 and $2.7 million in 1996.

         At December 31, 1996, future minimum payments under noncancellable operating leases having an initial or remaining term in excess of one year were as follows:

                                                               Amount
                                                               ------
                                                           (In thousands)
Years ending December 31,
-------------------------
    1997                                                       $3,003
    1998                                                        1,701
    1999                                                          832
    2000                                                          339
    2001                                                          189
                                                               ------
                                                                6,064
LESS SUBLEASE INCOME                                              614
                                                               ------
                                                               $5,450
                                                               ======


Legal proceedings and contingencies.

         Cadmus/Sutherin. In May 1995, TIMET received notice of two separate actions naming TIMET as a defendant, each brought by a former employee alleging that TIMET intentionally exposed such employee to dangerous levels of certain chemicals and/or metals during his employment at TIMET's plant in Toronto, Ohio (Sutherin v. Titanium Metals Corporation, No. 95 CV 00168, Court of Common Pleas, Jefferson County, Ohio; Cadmus v. Titanium Metals Corporation, No. 94 CV 00469, Court of Common Pleas, Jefferson County, Ohio). The complaints seek compensatory and punitive damages totaling approximately $2.5 million each. Both of these cases were subsequently removed to U.S. District Court for the Southern District of Ohio (Sutherin, No. C2-95-551; Cadmus, No. C2-95-586). The Sutherin case was dismissed without prejudice by the plaintiff in June 1996. The Cadmus action is currently in discovery.

         Plaintiff's claims in Cadmus are similar to previous claims made by plaintiff and rejected by the Ohio Industrial Commission (which decision is currently on appeal in state court in Ohio). TIMET intends to vigorously defend this action as well. At December 31, 1996, TIMET had not accrued any amounts related to either of these matters.

         Ray Cook Golf. In April 1996, TIMET Castings received a letter from a golf club manufacturer, Ray Cook Golf Company ("Ray Cook"), claiming breach of contract and trademark infringement. Ray Cook asserted damages in the approximate amount of $.6 million for lost profits and delivery delays relating to the production of golf club heads by TIMET Castings. In March 1997, the Company received notice that Ray Cook had filed (but not yet served) an action claiming damages in excess of $5 million with respect to this matter. The Company believes that this action is without merit, intends to continue to deny all allegations of liability and to defend this action vigorously. The Company has not accrued any amounts related to this matter.

         Tungsten contamination. In 1993, TIMET discovered an anomaly in certain alloyed titanium material manufactured by TIMET for shipment to a jet engine manufacturer, resulting from tungsten carbide contaminated chromium sold to TIMET by a third-party vendor and used as an alloying addition to this titanium material. In June 1996, the Company entered into a settlement agreement with the purchaser of the material which calls for payment by the Company of an aggregate $2 million; a $.2 million lump-sum payment with the balance payable in equal quarterly payments ($1.5 million unpaid and accrued at December 31, 1996). The Company has filed an action against the chromium supplier (Titanium Metals Corp. v. Elkem Metals, Case No. 97-0369, W.D. Pa.) seeking recovery of the cost to TIMET to settle with its customer plus related costs. The Company's estimate of any recovery from the chromium supplier and/or TIMET's insurance carrier is based on management's judgment of the likely outcome based on facts and circumstances known at the time and is subject to future revisions.

         In addition, in 1995 TIMET learned that a jet engine disk that had been in service since 1989 was discovered during routine inspection to have a high density inclusion that was not identified during manufacture and testing by TIMET or the subsequent forger of the material. The inclusion was completely intact and showed no signs of cracking or fatigue that would suggest that it posed a safety problem. Subsequent metallurgical inspection identified the inclusion as pure tungsten, which TIMET believes would have resulted from contaminated chromium used in the manufacture of the titanium alloy. TIMET currently believes that the engine manufacturer will require that engines containing disks manufactured from titanium having a link to the potentially contaminated lot of chromium be subjected to a higher level of inspection or to more frequent inspection to assure that there is no safety issue involved. While TIMET does not currently anticipate that it will incur any material liability in connection with this matter, no assurances can be given in this regard. At December 31, 1996, TIMET had not accrued any amount with respect to this matter.

  Environmental matters.

         BMI Companies. TIMET and certain other companies, including Kerr-McGee Chemical Corporation, Chemstar Lime Company and Pioneer Chlor Alkali, Inc. (successor to Stauffer Chemical Company) operate facilities in a complex (the "BMI Complex") owned by BMI, adjacent to TIMET's Henderson, Nevada plant. In 1993, TIMET and each of such companies, along with certain other companies who previously operated facilities in the common areas of the BMI Complex (collectively the "BMI Companies") completed a Phase I environmental assessment of the common areas of the BMI Complex and each of the individual company sites pursuant to consent agreements with the Nevada Division of Environmental Protection ("NDEP"). In July 1996, the Company signed a consent agreement with NDEP regarding implementation of the Phase II assessment of the Company property within the BMI Complex. A report regarding the Phase II assessment of the common areas of the BMI Complex was submitted to NDEP in August 1996. At December 31, 1996, the Company had accrued $1 million with respect to this matter. Until completion of the sampling and analysis that will be involved in the Phase II assessment of the Company property and any further Phase II testing that NDEP may require for the BMI Complex common areas, it is not possible to provide a reasonable estimate of the additional remediation costs, if any, or the Company's likely share of any such costs.

         In November 1995, TIMET and other BMI Companies were contacted by a company proposing to develop a parcel of land adjacent to the BMI Complex, alleging that the parcel had been contaminated by the BMI Companies through their operations and threatening legal action to recover its development costs to date of approximately $2.8 million. Based on the results of the investigation in late 1995 and early 1996, the Company does not believe there is any basis for the claim, and the claimants have not pursued the matter further. At December 31, 1996, TIMET had not accrued any amounts with respect to this matter. The parties are currently negotiating a complete settlement of this matter in connection with a sale of certain other properties by VVLC to the claimant.

         Pomona facility. The Company has conducted an additional study and assessment work as required by the California Regional Water Quality Control Board--Los Angeles Region (the "Water Quality Board") related to soil and possible groundwater contamination at TIMET Castings' Pomona, California facility. The site is near an area that has been designated as a U.S. Environmental Protection Agency "Superfund" site. At December 31, 1996, the Company had accrued $.6 million related to this matter. Although the Company does not believe it will incur a material liability in respect of the Pomona facility, the Water Quality Board has not completed its review.

         The Company determines the amount of its accruals for environmental matters on a quarterly basis by analyzing and estimating the range of possible costs in light of the available information. It is not possible to estimate the range of costs for certain sites. The imposition of more stringent standards or requirements under environmental laws or regulations, the results of future testing and analysis undertaken by the Company at its operating facilities, or a determination that the Company is potentially responsible for the release of hazardous substances at other sites, could result in expenditures in excess of amounts currently estimated to be required for such matters. No assurance can be given that actual costs will not exceed accrued amounts or that costs will not be incurred with respect to sites as to which no problem is currently known or where no estimate can presently be made.
Further, there can be no assurance that additional environmental matters will not arise in the future.

         Other. The Company is involved in various other environmental, contractual, product liability and other claims and disputes incidental to its business.

         The Company currently believes the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

         Concentration of credit and other risks. Substantially all of the Company's operating income and most of its sales are derived from U.S. and Europe-based operations. The majority of the Company's sales are to customers in the aerospace industry (including airframe and engine construction). Such concentration of customers may impact the Company's overall exposure to credit and other risks, either positively or negatively, in that such customers may be similarly affected by economic or other conditions. The Company's ten largest customers accounted for about one-third of net sales in each of the past three years and about one-third of accounts receivable at December 31, 1995 and 1996. Receivables are generally not collateralized.

         At December 31, 1996, substantially all of the Company's cash and cash equivalents were held by one financial institution.

Note 17--Quarterly results of operations (unaudited):

                                                                    Quarters ended
                                              ---------------------------------------------------------
                                              March 31         June 30         Sept. 30        Dec. 31
                                              ---------       ---------       ---------       ---------
                                                         (In millions, except per share data)
Year ended December 31, 1996:

    Net sales                                 $ 107.6         $ 118.8         $ 123.4         $ 157.3
    Operating income                              6.8            13.8            17.8            21.4

    Net income                                $   2.1         $   8.1         $  13.3         $  24.1
    Net income per common share                   .10             .30             .42             .77
    Fully diluted net income per share                                                            .75

Year ended December 31, 1995:

    Net sales                                 $  41.7         $  45.6         $  47.9         $  49.5
    Operating income (loss)                      (1.6)            1.1             2.3             3.6

    Net income (loss)                         $  (4.0)        $  (2.2)        $   (.3)        $   2.3
    Net income (loss) per common share           (.26)           (.14)           (.02)            .14


         Due to the timing of the issuance of common stock, such as the Stock Offering, the sum of 1996 quarterly earnings per share is different than earnings per share for the full year. Fully diluted earnings per share is not presented for periods prior to the fourth quarter of 1996 as, prior to the issuance of the Convertible Preferred Securities in November 1996 (see Note
10), the dilutive effect was nil.